Report of Independent Registered Public Accounting Firm

The Board of Trustees of
BNY Mellon Funds Trust:

We have examined management's assertion, included in the
accompanying Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940, that
BNY Mellon Funds Trust (comprised of BNY Mellon New York Intermediate Tax-Exempt Bond Fund, BNY Mellon International Appreciation Fund and
BNY Mellon Intermediate U.S. Government Fund) (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of  December 31, 2008.
Management is responsible for the Funds' compliance with those requirements.
Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the standards of the
Public Company Accounting Oversight Board (United States) and, accordingly,included examining, on a test basis, evidence about the
Funds' compliance
with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of  December 31, 2008 and with respect to agreement of security purchases and sales, for the period from November 30, 2008 (the date of our last examination), through December 31, 2008:
1. 	Examination of The Bank of New York Mellon's (the "Custodian")
security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in safekeeping by the Custodian but not included in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records and the
Custodian's records as of December 31, 2008 and verified reconciling items;
5.         Confirmation of pending purchases for the Fund as of
December 31, 2008 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Fund as of
December 31, 2008
to documentation of corresponding subsequent cash receipts;
7.	Agreement of Trust's trade tickets for two purchases and two sales or maturities for the period November 30, 2008 (the date of our last examination)through December 31, 2008, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Asset Servicing Report on Controls Placed in
Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the
period October 1, 2007 through September 30, 2008 and noted no relevant findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that all control
policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from September 30, 2008 through December 31, 2008.
In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that BNY Mellon Funds Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2008, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of BNY Mellon Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
March 20, 2009





March 20, 2009


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of BNY Mellon New York Intermediate Tax-Exempt Bond Fund,
BNY Mellon International Appreciation Fund and BNY Mellon Intermediate U.S. Government Fund, each a series of BNY Mellon Funds Trust (the "Funds") is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2008 and from November 30, 2008 through December 31, 2008.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2008 and from November 30, 2008 through December 31, 2008 with respect to securities reflected in the investment accounts of the Funds.
BNY Mellon Funds Trust

James Windels
Treasurer